UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: May 2024
Commission File Number: 001-40207

Waldencast plc
(Translation of Registrant’s name into English)

10 Bank Street, Suite 560
White Plains, New York, 10606
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Waldencast plc Announces Q1 2024 Financial Results

On May 21, 2024, Waldencast plc provided business updates by way of a press release and an updated corporate presentation for the three months ended March 31, 2024. A copy of the press release is attached hereto as Exhibit 99.1 and a copy of the presentation is attached hereto as Exhibit 99.2.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Waldencast plc press release, dated May 21, 2024
99.2	Waldencast plc presentation for March 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Waldencast plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: May 21, 2024	By:	/s/ Manuel Manfredi
		Name:	Manuel Manfredi
		Title:	Chief Financial Officer and Principal Financial Officer

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